Industrial Logistics Properties Trust

Two Newton Place, 255 Washington Street

Newton, MA 02458-1634

September 25, 2017

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:                             Industrial Logistics Properties Trust (the “Company”)

Form S-11 Confidentially Submitted September 25, 2017

Ladies and Gentlemen:

On September 25, 2017, in accordance with the provisions of the Jumpstart Our Business Startups Act of 2012, the Company confidentially submitted to the Securities and Exchange Commission a draft registration statement on Form S-11 (the “Registration Statement”) for the initial public offering of the Company’s common shares. In connection with the confidential submission of the Registration Statement, reference is hereby made to the Compliance and Disclosure Interpretations, Fixing America’s Surface Transportation (FAST) Act, Question 1, located at https://www.sec.gov/divisions/corpfin/guidance/fast-act-interps.htm (the “Interim Financial Statement Guidance”).

In accordance with the Interim Financial Statement Guidance, the Company has omitted from its Registration Statement interim financial information for the six months ended June 30, 2017 (the “June Interim Financial Information”) because the Company reasonably believes that the Company will not be required to present the June Interim Financial Statements separately at the time of the offering contemplated by the Registration Statement. Instead, the Company has included in the financial information that forms a part of the Registration Statement headings for interim financial and related information for the nine months ended September 30, 2017 and 2016. Interim financial and related information for the nine months ended September 30, 2017 and 2016 will be included in a future publicly filed amendment to the Registration Statement.

Should the staff of the Division of Corporation Finance of the Securities and Exchange Commission have any questions with respect to the foregoing, you may contact me at (617) 796-8223 or email me at rsiedel@rmrgroup.com, or you may contact Ben Armour at the offices of Sullivan & Worcester LLP, our legal counsel, at (617) 338-2423 or by email at barmour@sandw.com or Howard E. Berkenblit at the offices of Sullivan & Worcester LLP at (617) 338-2979 or by email at hberkenblit@sandw.com.

September 25, 2017

Sincerely,

INDUSTRIAL LOGISTICS PROPERTIES TRUST

By:	/s/ Richard W. Siedel, Jr.
Richard W. Siedel, Jr.
Chief Financial Officer and Treasurer

CC:

Ben Armour, Sullivan & Worcester LLP

Howard E. Berkenblit, Sullivan & Worcester LLP